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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)(1)




                               Sapient Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   803062 10 8
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                                 (CUSIP Number)


                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[_]     Rule 13d-1(d)




(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO. 803062 10 8                  13G                           PAGE 2 OF 6
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  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Jerry A. Greenberg
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                   5    SOLE VOTING POWER
                        10,957,886 shares. Mr. Greenberg's wife has sole voting
                        power over 280 shares in her capacity as the sole
                        trustee of the Adi Kabatchnik Greenberg Revocable Trust,
                        a revocable trust established by Mrs. Greenberg, of
                        which she is the sole trustee and the sole beneficiary.
                 -----  --------------------------------------------------------
                   6    SHARED VOTING POWER
  NUMBER OF             3,845,118 shares (consists of 3,160,118 shares held by
   SHARES               The Jerry A. Greenberg Remainder Trust-1996 and 685,000
BENEFICIALLY            shares held by The Jerry A. Greenberg Charitable
  OWNED BY              Foundation. Mr. Greenberg is a co-trustee of each of
    EACH                these trusts).
  REPORTING      -----  --------------------------------------------------------
   PERSON          7    SOLE DISPOSITIVE POWER
    WITH                10,957,886 shares. Mr. Greenberg's wife has sole
                        dispositive power over 280 shares in her capacity as the
                        sole trustee of the Adi Kabatchnik Greenberg Revocable
                        Trust, a revocable trust established by Mrs. Greenberg,
                        of which she is the sole trustee and the sole
                        beneficiary.
                 -----  --------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        3,845,118 shares (consists of 3,160,118 shares held by
                        The Jerry A. Greenberg Remainder Trust-1996 and 685,000
                        shares held by The Jerry A. Greenberg Charitable
                        Foundation. Mr. Greenberg is a co-trustee of each of
                        these trusts).
-----  -------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Mr. Greenberg has or shares voting or investment control over 14,803,004 shares (includes 10,957,886 shares owned by Mr. Greenberg, 3,160,118 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation). Mr. Greenberg disclaims any and all beneficial ownership of the shares held by the Remainder Trust and the Foundation. Mr. Greenberg is the beneficiary of The Jerry A. Greenberg GRAT-2005 (which holds 280,026 shares), The Jerry A. Greenberg Qualified Annuity Trust-2005 (which holds 896,854 shares) and The Jerry A. Greenberg GRAT-2006 (which holds 733,395 shares), all three of which are grantor retained annuity trusts. Mr. Greenberg is not a trustee of any of the three trusts, nor does he have or share voting or dispositive control over the shares held by the trusts. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by these three trusts except for his pecuniary interest therein. Mr. Greenberg's wife has sole voting or investment power over 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by this trust.
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 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]
       Not Applicable
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 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       11.74%
-----  -------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
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CUSIP NO. 803062 10 8                  13G                           PAGE 3 OF 6
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Item 1(a)   Name of Issuer:
---------   --------------

            Sapient Corporation


Item 1(b)   Address of Issuer's Principal Executive Office:
---------   ----------------------------------------------

            25 First Street
            Cambridge, Massachusetts 02141


Item 2(a)   Name of Person Filing:
---------   ---------------------

            Jerry A. Greenberg


Item 2(b)   Address of Principal Business Office or, if none, Residence:
---------   -----------------------------------------------------------

            Jerry A. Greenberg
            c/o Bowditch & Dewey, LLP
            One International Place - 44th Floor
            Boston, Massachusetts 02110-2602


Item 2(c)   Citizenship:
---------   -----------

            Mr. Greenberg is a citizen of the United States of America.


Item 2(d)   Title of Class of Securities:
---------   -----------------------------

            Common Stock, $.01 par value per share.


Item 2(e)   CUSIP Number:
---------   ------------

            803062 10 8


Item 3      Description of Person Filing:
------      ----------------------------

            Not applicable

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CUSIP NO. 803062 10 8                  13G                           PAGE 4 OF 6
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Item 4      Ownership:
------      ---------

            (a) Amount Beneficially Owned:

            14,803,004 shares (includes 10,957,886 shares owned by Mr. Greenberg, 3,160,118 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation). Mr. Greenberg disclaims any and all beneficial ownership of the shares held by the Remainder Trust and the Foundation. Mr. Greenberg is the beneficiary of The Jerry A. Greenberg GRAT-2005 (which holds 280,026 shares), The Jerry A. Greenberg Qualified Annuity Trust-2005 (which holds 896,854 shares) and The Jerry A. Greenberg GRAT-2006 (which holds 733,395 shares), all three of which are grantor retained annuity trusts. Mr. Greenberg is not a trustee of any of the three trusts, nor does he have or share voting or dispositive control over the shares held by the trusts. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by these three trusts except for his pecuniary interest therein. Mr. Greenberg's wife has sole voting or investment power over 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by this trust.

            (b) Percent of Class:

            Mr. Greenberg has or shares voting or investment control over shares representing 11.74% of the issuer's outstanding common stock.

            (c) Number of shares as to which person has:

                (i) sole power to vote or to direct the vote:

                Mr. Greenberg has the sole power to vote or direct the vote of 10,957,886 shares. Mr. Greenberg's wife has sole power to vote or direct the vote of 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

                (ii) shared power to vote or to direct the vote:

                Mr. Greenberg has shared power to vote or to direct the vote of 3,845,118 shares (consists of 3,160,118 shares held by The Jerry
                A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a co-trustee of each of these trusts).

                (iii) sole power to dispose or to direct the disposition of:

                Mr. Greenberg has sole power to dispose or to direct the disposition of 10,957,886 shares. Mr. Greenberg's wife has sole power to dispose or to direct the disposition of 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

                (iv) shared power to dispose or to direct the disposition of:

                Mr. Greenberg has shared power to dispose or to direct the disposition of 3,845,118 shares (consists of 3,160,118 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a co-trustee of each of these trusts).

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CUSIP NO. 803062 10 8                  13G                           PAGE 5 OF 6
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Item 5      Ownership of Five Percent or Less of a Class:
------      --------------------------------------------

            Not applicable


Item 6      Ownership of More than Five Percent on Behalf of Another Person:
------      ---------------------------------------------------------------

            Not applicable


Item 7      Identification and Classification of the Subsidiary Which Acquired
------      ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:
            -------------------------------------------------------------

            Not applicable


Item 8      Identification and Classification of Members of the Group:
------      ---------------------------------------------------------

            Not applicable


Item 9      Notice of Dissolution of Group:
------      ------------------------------

            Not applicable


Item 10     Certification:
-------     -------------

            Not applicable

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CUSIP NO. 803062 10 8                  13G                           PAGE 6 OF 6
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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:   February 13, 2008

                                                   /s/ Jerry A. Greenberg
                                                   -----------------------------
                                                   Jerry A. Greenberg